UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date: October 10, 2008	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Overseas Regulatory Announcement

This announcement is made pursuant to Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

1.	Estimated results of the period:

(i)	Period to which the estimated results apply: 1 January 2008 to 30 September 2008;

(ii)
Estimated results: According to the preliminary estimate made by the accounting department of the Company, the Company estimates that a greater loss will be resulted in respect of the net profit attributable to equity holders of the Company for the period from January to September 2008;

(iii)	The estimated results have not been audited by certified auditors.

2.	Results of the corresponding period last year (January to September 2007):

(i)	Net profit attributable to equity holders of the Company: RMB1,035,000,000;

(ii)	Earnings per share: RMB0.2126.

3.	Reasons for the decrease in results:

As a result of a slowing down aviation market and a dramatic decrease in transportation demand during the third quarter of 2008, the figures of the primary operating indicators of the Company have significantly decreased as compared to the corresponding period last year. The upward adjustment in the price of aviation fuel in the PRC on 1 July this year also led to the significant increase in the operating cost of the Company.

4.	Other related matters:

There are clear signs of global economic downturn and declining aviation demand is likely to persist in the near term. The board of the directors of the Company wishes to remind investors that, since the Company’s estimated results mentioned above is only a preliminary estimate prepared in accordance with PRC Accounting Regulations, which have not been audited. Detail information will be disclosed in the third quarterly report of 2008 of the Company. Investors are advised to be cautious in making investment decisions.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua Li Jun Cao Jianxiong Luo Chaogeng Luo Zhuping Hu Honggao Peter Lok Wu Baiwang Zhou Ruijin Xie Rong
(Chairman, Non-executive Director)
(Vice Chairman, Non-executive Director)
(President, Executive Director)
(Non-executive Director)
(Executive Director)
(Independent non-executive Director)
(Independent non-executive Director)
(Independent non-executive Director)
(Independent non-executive Director)
(Independent non-executive Director)

Shanghai, the People’s Republic of China
10 October 2008